UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549
                               _______________
                               Amendment No. 1

                                     to

                                SCHEDULE 13D

                                    Under

                     THE SECURITIES EXCHANGE ACT OF 1934
                               _______________

                     ROANOKE ELECTRIC STEEL CORPORATION
                              (Name of Issuer)

                         COMMON STOCK, NO PAR VALUE
                       (Title of Class of Securities)

                                 769841 10 7
                               (CUSIP Number)

                               _______________

                         Donald G. Smith, President
                     Roanoke Electric Steel Corporation
                               P. O. Box 13948
                        Roanoke, Virginia 24038-3948
                               (540) 342-1831

                      (Name, Address and Telephone
                     Number of Person Authorized to
                     Receive Notices and Communications)
                               _______________

                             September 18, 1997
                        (Date of Event which Requires
                          Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                            CUSIP No. 769841 10 7
----------------------------------------------------------------------------

(1)   Name of Reporting Person.
      S.S. or I.R.S. Identification Nos.
      of Above Person

      Sarah Hancock McClain               SS# ###-##-####
-----------------------------------------------------------------------------

(2)   Check the Appropriate Box if a Member           (a) [   ]
      of a Group (See Instructions)                   (b) [ X ]
-----------------------------------------------------------------------------

(3)   SEC Use Only
----------------------------------------------------------------------------

(4)   Source of Funds (See Instructions)  00    (Inheritance)
----------------------------------------------------------------------------

(5)   Check if Disclosure of Legal Proceedings        [ ]
      is Required Pursuant to Items 2(d) or 2(e)
----------------------------------------------------------------------------

(6)   Citizenship or Place of Organization

      United States
----------------------------------------------------------------------------

      Number of Shares        (7)   Sole Voting
      Beneficially Owned               Power          634,646
      by Each Reporting       ----------------------------------------------
      Person With
                              (8)   Shared Voting
                                       Power          0
                              ----------------------------------------------

                              (9)   Sole Dispositive
                                       Power          634,646

                              -----------------------------------------------

                              (10)  Shared Dispositive
                                          Power       0 shares
-----------------------------------------------------------------------------

(11)  Aggregate Amount Beneficially Owned
      by Each Reporting Person                        634,646
-----------------------------------------------------------------------------

(12)  Check if the Aggregate Amount in Row            [ ]
      (11) Excludes Certain Shares (See
      Instructions)
-----------------------------------------------------------------------------

(13)  Percent of Class Represented by Amount
      in Row (11)                                     8.51%
-----------------------------------------------------------------------------

(14)  Type of Reporting Person (See
      Instructions)                                   IN
-----------------------------------------------------------------------------


ITEM 1.     Security and Issuer

      The class of securities to which this statement relates is Common Stock, no par value, of Roanoke Electric Steel Corporation ("RESCO"), a Virginia corporation. RESCO's address is P.O. Box 13948, Roanoke, Virginia 24038-3948.


ITEM 2.     Identity and Background

      This statement is being filed by Sarah Hancock McClain. Mrs. McClain's occupation is homemaker, and her residence address is 3912 Bosworth Drive, S.W., Roanoke, Virginia 24014. Mrs. McClain is a citizen of the United States.

      Mrs. McClain has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Further, Mrs. McClain has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Mrs. McClain being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.     Source and Amount of Funds or Other Consideration

      Not applicable. This schedule is being filed to report Mrs. McClain's acquisition of beneficial ownership of 244,619 additional shares of RESCO common stock, as a result of a distribution from an estate of which she is a beneficiary.

ITEM 4.     Purpose of Transaction

      Not applicable (see Item 3 above).


ITEM 5.     Interest in Securities of the Issuer

      (a) Mrs. McClain is the beneficial owner of 634,646 shares of RESCO Common Stock, which represent 8.51% of RESCO's issued and outstanding Common Stock.

      (b) Mrs. McClain has sole voting power and sole dispositive power with respect to the 634,646 shares of RESCO Common Stock of which she is the beneficial owner.

      (c)  None.

      (d)  Not applicable.

      (e)  Not applicable.


ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

      None.


ITEM 7.     Material to Be Filed as Exhibits

      None.

                                  SIGNATURE



      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                September 26, 1997
                                          ---------------------------------
                                                      (Date)




                                          s/Sarah Hancock McClain
                                          ----------------------------------
                                                Sarah Hancock McClain